www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/02/11: UMC will attend investor conferences on 2025/02/17

99.2 Announcement on 2025/02/07: January Revenue

99.3 Announcement on 2025/02/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2025/02/17

1. Date of institutional investor conference: 2025/02/17

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Grand Hyatt Taipei

4. Outline of institutional investor conference:

The Company will attend the “Taiwan CEO-CFO Conference”, held by J.P. Morgan.

5. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

February 7, 2025

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of January 2025.

1)
Sales volume (NT$ Thousand)

Period	Items	2025	2024	Changes	%
January	Net sales	19,806,795	19,013,697	793,098	4.17%
Year-to-Date	Net sales	19,806,795	19,013,697	793,098	4.17%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	8,782,760	8,727,880	165,691,666

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023, February 27, 2024 ,July 31, 2024 and December 18, 2024, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,960 million.

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	783,120	0
Fair Value	0	0	4,701	0
Net profit (loss) from Fair Value	0	0	5,738	0
Written-off Trading
Contracts	0	0	786,620	0
Realized profit (loss)	0	0	(6,000)	0

Exhibit 99.3

United Microelectronics Corporation

For the month of January, 2025

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of December 31, 2024	Number of shares as of January 31, 2025	Changes
-	-	-	-	-
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of December 31, 2024	Number of shares as of January 31, 2025	Changes
-	-	-	-	-